# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUYA Inc., CIK 0001728190
CUSIP: 44852D108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share (represented by American Depositary Shares)
Address of issuer's principal executive offices: Building A3, E-Park 280 Hanxi Road, Panyu District, Guangzhou, China (F4), 511446
Date of event which requires filing of this statement: 08/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001738126

## Reporting persons
- OLP CAPITAL MANAGEMENT Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 4,664,613; shared voting power 0; sole dispositive power 4,664,613; shared dispositive power 0; aggregate amount beneficially owned 4,664,613 (5.98% of the class)
- Richard Li: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,664,613; sole dispositive power 0; shared dispositive power 4,664,613; aggregate amount beneficially owned 4,664,613 (5.98% of the class)
- Di Fan Shen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,664,613; sole dispositive power 0; shared dispositive power 4,664,613; aggregate amount beneficially owned 4,664,613 (5.98% of the class)

## Item 1. Issuer
Name of issuer: HUYA Inc.
Address of issuer's principal executive offices:
Building A3, E-Park 280 Hanxi Road, Panyu District, Guangzhou, CHINA
511446

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Richard Li, Di Fan Shen and OLP Capital Management Limited, a Hong Kong private company ("OLP" and, together with Mr. Li and Mr. Shen, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship:
OLP is a private company organized under the laws of Hong Kong, and each of Mr. Li and Mr. Shen is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person beneficially owns 4,664,613 Class A ordinary shares, par value US$0.0001 per share, of the Issuer ("Ordinary Shares"). The amounts and percentages of beneficial ownership reported herein are as of August 25, 2026.
Percent of class: 5.98
Sole power to vote or to direct the vote: OLP has the sole power to vote or direct the vote of 4,664,613 Ordinary Shares. Each of Mr. Li and Mr. Shen has the sole power to vote or direct the vote of 0 Ordinary Shares.
Shared power to vote or to direct the vote: OLP has the shared power to vote or to direct the vote of 0 Ordinary Shares. Each of Mr. Li and Mr. Shen has the shared power to vote or direct the vote of 4,664,613 Ordinary Shares.
Sole power to dispose or to direct the disposition: OLP has the sole power to dispose or direct the disposition of 4,664,613 Ordinary Shares. Each of Mr. Li and Mr. Shen has the sole power to dispose or direct the disposition of 0 Ordinary Shares.
Shared power to dispose or to direct the disposition: OLP has the shared power to dispose or to direct the disposition of 0 Ordinary Shares. Each of Mr. Li and Mr. Shen has the shared power to dispose or direct the disposition of 4,664,613 Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Each Reporting Person beneficially owns approximately 5.98% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 77,979,576 Ordinary Shares issued and outstanding as of June 30, 2026, as reported in the most recent 6-K results on August 12, 2026.

## Signatures
- OLP CAPITAL MANAGEMENT Ltd: /s/ Richard Li, Director (08/27/2026)
- Richard Li: /s/ Richard Li, Director (08/27/2026)
- Di Fan Shen: /s/ Di Fan Shen, Di Fan Shen (08/27/2026)